SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC RISES TO 11.3m GUESTS (LF 84%)

Ryanair Holdings plc today (1 Nov) released October traffic statistics as follows:

RYR GROUP	OCT 2020	OCT 2021
TRAFFIC	4.1m	11.3m
L. FACTOR	73%	84%

	GUESTS	L. FACTOR
July	9.3m	80%
August	11.1m	82%
September	10.6m	81%
October	11.3m	84%

Ryanair operated over 71,500 flights in October with an 84% load factor.

ENDS

For further information
 please contact:                                       Press Office                            Piaras Kelly
                                                     Ryanair DAC                         Edelman Ireland
                                                     Tel: +353-1-9451799             Tel: +353-1-6789333
                                                     press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 November, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary